Ameri Metro Inc.
2575 Eastern Blvd
York Pa, 17402
September 7, 2020

Arielle

VAIL STOCK TRANSFER

11035 LAVENDER HILL DR

STE 160-606

Las Vegas, NV 89135

Re: Transfer Class "B" shares from SHAH MATHIAS certificate #30324

Dear Arielle:

Please transfer one hundred two million six hundred thousand (102,600,000). class
"B" Shares from SHAH MATHIAS. CERTIFICATE # 30324 Dated 07/06/2020

TO,

PARTIES LISTED ON EXHIBIT "A" ATTACHED

 EACH PART TRANSFER IS 5,130,000. SHARES PER PARTY

Please mail new certificate to Ameri Metro Inc.at 2575 Eastern Blvd. York Pa.17402.

Sincerely,

AMERI METR ,INC.
2575 EASTERN BLVD
YORK ,PA 17402
Ameri Metro Inc.

Enclosure

Exhibit "A"

Transfer list to stock power paper dated and notarized dated 2nd day of September 2020

Transfer Five million one hundred thirty thousand shares class B shares (5,130,000.)

to each of the fallowing entity listed below from stock certificate #30324 dated 07/06/2020 held in the name of SHAH MATHIAS

1. HSR Freight Line, Inc.

2. HSR Passenger Services, Inc.

3. HSR Technologies, Inc.

4. HSR Logistics, Inc.

5. KSJM International Airport, Inc.

6. Port of Ostia, Inc.

7. Port of De Claudius, Inc.

8. Atlantic Energy & Utility Products, Inc.

9. Malibu Homes, Inc.

10. Ameri Cement, Inc.

11. Lord Chauffeurs LTD.

12. Penn Insurance Services LLC

13. Cape Horn Abstracting

14. Eastern Development & Design, Inc.

15. Slater & West, Inc.

16. Platinum Media Inc.

17. Ann Charles International Airport, Inc.

18. Dutch East India Logistics Co.

19. Natural Resources, LLC

20. Susquehanna Mortgage Bankers corp

STOCK POWER

Seller's Name, SHAH MATHIAS

For Value Received, Selling or option Share price even to date per share (of correction of record) (adverse possession)/PAR

Hereby sells, assigns and transfers unto, SEE Exhibit "A" ATTACHED
Name

ONE HUNDRED TWO MILLION SIX HUNDRED THOUSAND (102,600,000) Shares of
Number of Shares # of Shares

the ______" B" __________ Capital Stock of Ameri Metro Inc.
Common /Preferred Issuer's Name

Standing in the name of SHAH MATHIAS, on the books of said Corporation and represented by

certificate No. 30324 Dated 07-06-2020
Cert # Date on Cert.

The undersigned does/do hereby irrevocably constitute and appoint

_____________N/A______________ attorney to transfer the said stock(s) on the books of said
Attorney's Name If Applicable

Company, with full power of substitution in the premises.

IMPORTANT – read carefully
The signature(s) provided on this form must correspond with the name(s) as written upon the face of the certificate(s) in every way.
Selling or option Share price even to date per share of price of $___PAR_____________

_Shah Mathias [signature]________ POA_______________________________
Seller Name Printed: HSRF Statutory Trust Officer

_______________________________ (IF APPLICABLE)
Joint Owner Printed:

On this, the 2nd day of September , 2020___ before me, a Notary Public, in and for the said County and State, personally appeared ___Shah Mathias known to me (or satisfactorily proven) to be the person whose name is subscribed to the within Power of Attorney and acknowledge that he executed the same for the purposes therein contained.IN WITNESS WHEREOF, I hereunto set my hand and seal.

Nicole Marie Landis
NOTARY PUBLIC

My Commission Expires: _________
Transfer fee will apply.

Commonwealth of Pennsylvania - Notary Seal
Nicole Marie Landis, Notary Public
York County
My commission expires May 16, 2023
Commission number 1350202





NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

NUMBER **30324**

Ameri Metro, Inc.
"Changing The Way You Move"

SHARES *** 102,600,000 ***

AUTHORIZED CLASS B COMMON STOCK: 10,000,000,000 SHARES
PAR VALUE $0.0001

CUSIP NO. 02362A105

THE SHARES OF STOCK REPRESENTED BY THIS STOCK CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS A COMPLIANCE WITH THE REGISTRATION PROVISIONS OF SUCH ACT HAS BEEN MADE OR UNLESS AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION PROVISIONS HAS BEEN ESTABLISHED, OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

THIS IS TO CERTIFY THAT **SHAH MATHIAS**

is the owner of *** ONE HUNDRED TWO MILLION SIX HUNDRED THOUSAND ***

FULLY PAID AND NON-ASSESSABLE SHARES

(hereinafter called the "Corporation") transferable on the books of the corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby are issued and shall be held subject to all the provision of the Certificate of Incorporation and By-Laws of the Corporation and the amendments from time to time made thereto, copies of which are or will be on file at the principal office of the Corporation, to all of which the holder by acceptance hereof assents. This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: **07/06/2020**

Debra Mathias
CEO

CORPORATE SEAL ★ CORPORATE SEAL ★

Secretary

Countersigned and Registered
Vail Stock Transfer
11035 Lavender Hill Dr
STE 160-606
Las Vegas, Nevada 89135
702-463-8832

BY

Transfer Agent and Registrar

Authorized Signature